UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                 to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The One Microsoft Puerto Rico Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2019 and 2018, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

One Microsoft Puerto Rico Retirement Plan

Date: June 17, 2020	/s/ MIGDALIA BONILLA
Migdalia Bonilla
General Manager

Date: June 17, 2020	/s/ NILKA RIVERA
Nilka Rivera
Controller

Date: June 17, 2020	/s/ MILDRED SEIN HERNANDEZ
Mildred Sein Hernandez
Human Resources Manager

APPENDIX 1

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	3

Notes to Financial Statements	4

Supplemental Schedules:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019	9

Supplemental Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2019	10

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the One Microsoft Puerto Rico Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the One Microsoft Puerto Rico Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 17, 2020

We have served as the auditor of the Plan since 1999.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2019	2018

ASSETS
Investments held by trustee, at fair value	$23,199,864	$19,845,038
Receivables:
Participant loans	515,087	435,375
Participant contributions	29,606	37,988
Employer contributions	11,424	14,086
Interest and other	30	117

Total receivables	556,147	487,566

NET ASSETS AVAILABLE FOR BENEFITS	$23,756,011	$20,332,604

Refer to accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2019	2018

ADDITIONS
Net investment income (loss):
Interest and dividends	$314,215	$316,585
Net increase (decrease) in fair value of investments	4,905,103	(685,090)

Net investment income (loss)	5,219,318	(368,505)

Contributions:
Participant contributions	1,715,657	1,727,633
Employer contributions	473,321	519,764

Total contributions	2,188,978	2,247,397

Interest income on participant loans	21,873	26,264

Total additions	7,430,169	1,905,156

DEDUCTIONS
Benefits paid to participants	4,003,512	3,904,342
Administrative expenses	3,250	1,875

Total deductions	4,006,762	3,906,217

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	3,423,407	(2,001,061)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	20,332,604	22,333,665

End of year	$23,756,011	$20,332,604

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Plan Description

The One Microsoft Puerto Rico Retirement Plan (the “Plan”), a defined contribution retirement plan, is sponsored by Microsoft Operations Puerto Rico, LLC, Microsoft Caribbean, Inc., and Microsoft Retail Store-Puerto Rico, LLC (collectively, the “Sponsors”). The Sponsors are wholly-owned subsidiaries of Microsoft Corporation. The Plan year is January 1 through December 31. The Plan is administered by the Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Puerto Rico income tax laws. The Plan’s trustee and recordkeeper is Banco Popular de Puerto Rico – Trust Division. The information below summarizes certain aspects of the Plan as in effect during 2019 and 2018, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on the Sponsor’s payroll, have reached age 18, and are residents of Puerto Rico may enroll in the Plan at any time. Eligible employees may become a participant in the Plan immediately on their hire date since there is no service requirement to become a Plan participant.

Eligible Compensation

Eligible compensation represents total compensation paid to participants that is included in income for income tax purposes. Eligible compensation excludes car allowance, Christmas bonus, severance package, relocation package, signing bonus, rewards, and recognitions.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax basis using eligible compensation each pay period. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax basis. Additionally, participants may make contributions on an after-tax basis which may not exceed 10 percent of the aggregate compensation paid to the employee during all the years he or she has been a Plan participant. Participants may also choose to make rollover contributions representing distributions from other Puerto Rico qualified plans. All contributions are subject to certain Puerto Rico Internal Revenue Code (“PRIRC”) limitations and the limitations set forth in the Plan document.

Effective July 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested.

Employer Contributions

The Sponsors provide participants with a matching contribution on eligible pre-tax contributions up to 50 percent of the amount of the participant’s contribution. The maximum participant contribution amount eligible to be matched is 6 percent of eligible compensation as defined by the Plan. Participants do not receive a match on after-tax contributions.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of Plan earnings and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including common stock and mutual funds.

Vesting

Participants are fully vested in Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to pre-tax and catch-up contribution accounts. A hardship withdrawal will generally result in a twelve-month suspension of pre-tax and after-tax contributions to the Plan.

After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts, including withdrawals from their rollover and after-tax account types within the Plan, without meeting one of the hardship criteria.

The Plan was amended in January 2018 to allow financial hardship in-service withdrawals up to $100,000 from the participant’s vested balance by reason of Hurricane María through June 2018, as provided in the Puerto Rico Treasury Department (“PRTD”) Administrative Determination No. 17-29. During 2018, in-service withdrawals related to the amendment were $2,301,914, of which $123,956 were tax withholdings directly remitted to the PRTD.

Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments are in the form of cash and are normally made in a lump-sum, unless periodic payments are elected (monthly, quarterly, semiannual, or annual installments of substantially equal amounts over a period not to exceed 10 years). There were no participants who elected to withdraw from the Plan that had not yet been paid as of December 31, 2019 or 2018.

Administrative Expenses

Plan administrative expenses are paid by the Sponsors to the extent not paid or offset by the Plan, as provided in the Plan document. Participants are responsible for fees associated with certain transactions such as loan originations and maintenance.

Plan Amendment and Termination

The Sponsors have the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, including systemic market disruptions, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including systemic market disruptions. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments and Income (Loss) Recognition

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

NOTE 2 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 investments primarily include mutual funds, Microsoft Common Stock, and money market funds.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2019 and 2018, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds and money market funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

Financial Instruments Measured at Fair Value

December 31, 2019	Level 1	Level 2	Total

Mutual funds	$18,819,132	$0	$18,819,132
Microsoft Common Stock	3,708,316	0	3,708,316
Money market funds	658,699	0	658,699
Other	0	13,717	13,717

Total	$23,186,147	$13,717	$23,199,864

December 31, 2018	Level 1	Level 2	Total

Mutual funds	$16,343,850	$0	$16,343,850
Microsoft Common Stock	2,782,815	0	2,782,815
Money market funds	706,993	0	706,993
Other	11,380	0	11,380

Total	$19,845,038	$0	$19,845,038

NOTE 3 — PARTICIPANT LOANS

Participants may borrow from their accounts up to a maximum loan amount equal to the lesser of (a) 50 percent of the vested account balance; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. The minimum amount that a participant can borrow is $500. Participants are limited to two loans outstanding at a time – one Primary Residence Loan and one General Purpose Loan. Subject to approval of the Plan Administrator and a natural disaster (as defined in the Plan document), participants may also have an Emergency Loan outstanding.

The term of a Primary Residence Loan may not exceed 15 years. The term of a General Purpose Loan may not exceed five years or be less than 12 months. The interest rate for participant loans is one percent over the prime rate, determined on a monthly basis. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2019 was 4.25 percent to 6.50 percent, maturing at various dates through October 2034. The range of interest rates for outstanding General Loans as of December 31, 2019 was 4.25 percent to 6.50 percent, maturing at various dates through December 2024. There were no Emergency Loans outstanding as of December 31, 2019 or 2018.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 90 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment service or payoff the loan in full during this 90-day window generally results in a default of the loan, which is taxable income to the participant. In January 2018, the loan policy was amended pursuant to the PRTD’s Administrative Determination 17-29 to allow participants, during the Eligible Period as defined therein, to request a temporary repayment forbearance up to one year from the original date on loans with outstanding balances as of September 20, 2017 or on new loans completed on or before the Eligible Period, or to extend the period for loan repayment for one year without halting repayments.

NOTE 4 — TAX STATUS

The PRTD has determined and informed the Plan, by a letter dated June 2, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the PRIRC. The determination letter covered Plan amendments adopted through April 1, 2013. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Exempt Party-In-Interest Transactions

Microsoft Corporation is the parent company of the Sponsors. Accordingly, transactions in Microsoft Common Stock qualify as exempt party-in-interest transactions. As of December 31, 2019 and 2018, the Plan held 23,515 shares of Microsoft Common Stock valued at $3,708,316 and 27,398 shares valued at $2,782,815, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded Microsoft Common Stock dividend income of $47,794 and $56,804, respectively.

Nonexempt Party-In-Interest Transactions

The Plan remitted various participant contributions to the trustee later than required by the Department of Labor Regulation 2510.3-102. This regulation requires remittances to be made within three business days; however, in certain instances the remittances took four days or longer. To remediate these late remittances, the impacted participant accounts were credited by an amount representing investment income that would have been earned had the participant contributions been remitted on a timely basis. Late contributions of $326,500 related to various loan repayments, and employee catch-up contributions from 2013 to 2018 were remediated during 2019, resulting in credits to participant accounts of $158. During 2019, late contributions of $73,671 were made, of which $73,354 were remediated in 2019 and $317 were remediated in 2020, resulting in credits to participant accounts of $25 in 2019 and $1 in 2020.

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsors on behalf of the Plan. During the years ended December 31, 2019 and 2018, these expenses amounted to $77,903 and $77,313, respectively.

NOTE 7 — SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, and financial markets. While the effects of COVID-19 are not reflected in these Plan financial statements, there is substantial uncertainty in the nature and degree of its effects over time. The extent to which the COVID-19 pandemic impacts the Plan going forward will depend on numerous evolving factors which cannot be reliably predicted, including the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.

In April 2020, the Plan was amended to allow financial hardship in-service withdrawals of up to $50,000 from the participant’s vested balance by reason of the January 2020 earthquake and COVID-19 pandemic as provided in the PRTD Circular Letter No. 20-09 and No. 20-23 (the “Circular Letters”).

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No: 98-0459037, Plan No: 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date and Rate of Interest	Cost**	Current Value
MUTUAL FUNDS

American New Perspective Fund - Class R-4	Registered Investment Company		$468,764
BlackRock Total Return Fund	Registered Investment Company		1,647,550
Columbia Small Cap Index Fund - Class A	Registered Investment Company		760,906
MFS Research International Fund - Class A	Registered Investment Company		160,762
T Rowe Price Growth Stock Fund - Advisor Class	Registered Investment Company		2,573,578
T Rowe Price Retirement 2010 Fund - Advisor Class	Registered Investment Company		419,618
T Rowe Price Retirement 2015 Fund - Advisor Class	Registered Investment Company		14,690
T Rowe Price Retirement 2020 Fund - Advisor Class	Registered Investment Company		1,876,747
T Rowe Price Retirement 2025 Fund - Advisor Class	Registered Investment Company		144,474
T Rowe Price Retirement 2030 Fund - Advisor Class	Registered Investment Company		3,987,009
T Rowe Price Retirement 2035 Fund - Advisor Class	Registered Investment Company		393,194
T Rowe Price Retirement 2040 Fund - Advisor Class	Registered Investment Company		3,022,339
T Rowe Price Retirement 2045 Fund - Advisor Class	Registered Investment Company		346,622
T Rowe Price Retirement 2050 Fund - Advisor Class	Registered Investment Company		993,966
T Rowe Price Retirement 2055 Fund - Advisor Class	Registered Investment Company		103,250
T Rowe Price Retirement 2060 Fund - Advisor Class	Registered Investment Company		21,908
T Rowe Price Retirement Income - Advisor Class	Registered Investment Company		149
Vanguard Windsor II Fund Investor Shares	Registered Investment Company		1,883,606

PLAN SPONSOR STOCK

Microsoft Corporation *	Common Stock		3,708,316

MONEY MARKET FUNDS

Federated Trust for U.S. Treasury Obligations Fund - Institutional Shares	Registered Investment Company		658,699

TIME DEPOSITS

Banco Popular de Puerto Rico * Interest 0.91% - 1.16% as of December 31, 2019			13,717

Participant Loans * Interest 4.25% - 6.50%, maturing through 2034			515,087

Total Investments			$23,714,951

* Party-in-interest ** Information not presented because investments are participant-directed See accompanying Report of Independent Registered Public Accounting Firm.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No: 98-0459037, Plan No: 001

SUPPLEMENTAL SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2019

Participant Contributions Transferred Late to Plan	Total That Constitute Non-exempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected VFCP and PTE 2002-51

$ 400,171	$ 317 *	$ 399,854 **	$ 0	$ 0

*   Represents delinquent participant contributions and loan repayments of $317 from 2019 pay periods. The Plan Sponsor remitted lost earnings in 2020.

**  Represents delinquent participant contributions and loan repayments of $326,500, from various pay periods in 2013 to 2018, and delinquent participant contributions of $73,354 from 2019 pay periods. The Plan Sponsor remitted lost earnings in 2019.

See accompanying Report of Independent Registered Public Accounting Firm.